SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Copel Agreement

Rio de Janeiro, December 12, 2024, Centrais Elétricas Brasileiras S.A. – Eletrobras and the Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil - CGT Eletrosul inform that, on this date, they concluded the signing of an agreement with Copel Geração e Transmissão and Companhia Paranaense de Energia – Copel to carry out a swap of assets/participations where:

1.	Eletrobras will receive:
a.	100% of the assets that make up the Colíder HPP concession;
b.	R$365 million to be received in cash upon closing of the transaction.
2.	COPEL will receive:
a.	49.9% of the stake held by Eletrobras in the transmission company Mata de Santa Genebra S.A. – MSG;
b.	49.0% of the stake held by CGT Eletrosul in the Cruzeiro do Sul Energy Consortium, holder of the Mauá HPP concession.

Colíder HPP, with a capacity of 300 MW, is located in Mato Grosso, on the Teles Pires River, where the Company already holds control of Teles Pires HPP (1,820 MW), in addition to stakes in Sinop HPP (402 MW) and São Manoel HPP (700 MW), with potential value generation through operational synergies. The plant has contracts in the Regulated Contracting Environment (ACR) for approximately 70% of its Physical Guarantee, with a term until 2044, and contracts in the Free Contracting Environment (ACL) for the remaining Physical Guarantee, with terms until 2029.

The assets of Colíder HPP will be received without cash, with a debt of approximately R$408 million and an estimated EBITDA of around R$235 million in 2025.

As a result of the transaction, Eletrobras will increase its installed generation capacity by 122 MW, with an increase in EBITDA and Net Income upon closing and a reduction in net debt¹.

The transaction, whose conclusion is subject to usual market conditions and adjustments, reinforces Eletrobras' commitment to optimizing minority interests with value generation, following capital discipline, and simplifying its structure as provided for in its Strategic Plan.

Note: (1) Estimated reduction in net debt of R$19.5 million in 2025

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.